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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. ______)*


                    Valero Energy Corporation
        (formerly Valero Refining and Marketing Company)
-----------------------------------------------------------------
                         (Name of Issuer)

              Common Stock, par value $.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            91913Y100
            -----------------------------------------
                          (CUSIP Number)

                c/o Arnold S. Olshin, Salomon Inc
               Seven World Trade Center, New York,
                          New York 10048
                         (212) 783-7000
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          July 31, 1997
            -----------------------------------------
               (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

----------------------                         ------------------------
CUSIP No. 91913Y100                               Page 2 of 17 Pages
----------------------                         ------------------------

-----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Inc
         22-1660266
-----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [X]
-----------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF, 00
-----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          [X]

-----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-----------------------------------------------------------------------
NUMBER OF SHARES      7    SOLE VOTING POWER
                           3,429,796 shares
  BENEFICIALLY    -----------------------------------------------------
                      8    SHARED VOTING POWER
   OWNED BY

 EACH REPORTING   -----------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
    PERSON                 3,429,796 shares
                  -----------------------------------------------------
     WITH            10    SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         3,429,796 shares
-----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]


-----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.2%
-----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
-----------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

           The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Valero Energy Corporation (formerly Valero Refining and Marketing Company), a corporation organized under the laws of the State of Delaware (the "Issuer"). The principal executive offices of the Issuer are located at 530 McCullough Avenue, San Antonio, Texas 78215.

Item 2.    Identity and Background.

           (a-c, f) This statement on Schedule 13D is being filed by Salomon Inc, a corporation organized under the laws of the State of Delaware. All of the Common Stock reported herein is directly beneficially owned by Salomon Inc. The principal executive offices of Salomon Inc are located, and its principal business activities are conducted, at Seven World Trade Center, New York, New York 10048.

           The principal business of Salomon Inc is the ownership of all the outstanding shares of common stock of Salomon Brothers Holding Company Inc ("SBHC") and Phibro Inc ("Phibro"). The principal business of SBHC is the ownership of all the outstanding shares of common stock of Salomon Brothers Inc ("SBI"), a registered broker-dealer, the principal business of which is the general brokerage, dealer and investment banking business. Phibro is a corporation engaged in commodities trading, concentrating on crude oil and other energy related commodities.

           The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc are set forth in Annex A hereto, which is incorporated herein by reference.

           (d-e) On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court for the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Sections 10(b), 15(c)(1) and 17(a) of the Securities Exchange Act of 1934 (the "1934 Act") and Rules 10b-5, 15c1-2, 17a-3 and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a


                        Page 3 of 13 Pages
failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity with the Federal Reserve Bank until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

           In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

           On August 26, 1996, the SEC simultaneously instituted a cease-and-desist proceeding pursuant to Section 21C of the 1934 Act against Salomon Inc and accepted Salomon Inc's Offer of Settlement. Salomon Inc, by its Offer of Settlement, consented to the imposition of a cease-and-desist order and the entry of the findings therein without admitting or denying such findings. The SEC found that Salomon Inc had violated Section 13(b)(2) of the 1934 Act. Specifically, the SEC determined that Salomon Inc had failed to perform thorough and timely reconciliations of its balance sheet accounts to supporting documentation, and thus failed to identify on a timely basis erroneous entries made by its staff. Moreover, Salomon Inc had failed to ensure that correction procedures were properly implemented in London, in part by failing to train adequately its staff to use a new automated system. These failures resulted in the overstatement of assets and income on the books, records, and accounts of Salomon Inc and its subsidiaries. In determining to accept Salomon Inc's Offer of Settlement, the SEC considered remedial acts promptly undertaken by Salomon Inc and cooperation afforded the SEC staff.

           Other than as aforesaid, during the last five years neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of the persons listed in Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Salomon Inc or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           Beneficial ownership of the shares of Common Stock of the Issuer described in Item 5 was acquired in connection with the distribution, as a dividend, of shares of Common


                       Page 4 of 13 Pages

Stock to the holders of record as of July 31, 1997 of common stock, $1.00 par value per share ("Old Valero Common Stock"), of Valero Energy Corporation ("Old Valero") on a one-to-one basis (the "Spin-Off"). Such distribution occurred as part of a transaction in which the Issuer, which had been a wholly owned subsidiary of Old Valero, became a publicly held corporation and Old Valero was merged with a wholly owned subsidiary of PG&E Corporation (the "Merger"). In addition to receiving shares of Common Stock, former holders of shares of Old Valero Common Stock (with the exception of PG&E Corporation and Old Valero and their respective wholly owned subsidiaries) received, in connection with the Merger, a fraction of a share of common stock of PG&E Corporation. The Spin-Off took place immediately prior to the Merger and the Merger closed on July 31, 1997. The Issuer thereafter changed its name from Valero Refining and Marketing Company to Valero Energy Corporation. As a result of the Spin-Off, Salomon Inc received 3,429,796 shares of Common Stock in respect of its shares of Old Valero Common Stock. Reference is made to the statement on Schedule 13D dated May 9, 1997 filed by Salomon Inc for a description of the transactions in which Salomon Inc acquired such shares of Old Valero Common Stock.

Item 4.    Purpose of Transaction.

           The shares of Common Stock to which this statement relates were acquired pursuant to the Spin-Off, as more fully described in Item 3.

           Salomon Inc has entered into a stockholder agreement with the Issuer (the "Stockholder Agreement") relating to the disposition of the Common Stock issued to Salomon Inc in connection with the Spin-Off. The Stockholder Agreement requires the Issuer to file and maintain a shelf registration statement to allow the continuous or delayed offering of such shares of Common Stock and prohibits the disposition of any such shares until 90 days after the Spin-Off or such earlier time as the market price of such shares has increased to 115% of the market price immediately following the Spin-Off (the "Lock-up Period"). In addition, the Stockholder Agreement, among other things, (i) prohibits Salomon Inc, upon notice from the Issuer at any time beginning 150 days after the later to occur of the effectiveness of a shelf registration statement and the expiration of the Lock-up Period, from effecting any public sale or distribution of the relevant shares until 120 days after the closing of an offering of securities by the Issuer, and (ii) provides the Issuer a right of first offer with respect to certain shares of Common Stock of the Issuer proposed to be sold by Salomon Inc. Salomon Inc has also agreed pursuant to the Stockholder Agreement to be present or represented by proxy at all stockholder meetings of the Issuer and to vote the shares then beneficially owned by Salomon Inc for persons nominated for election to the board of directors of the Issuer by such board of directors. A copy of the Stockholder Agreement is attached hereto as Exhibit 1, which is incorporated herein by reference.

           Upon the expiration of the lock-up provisions of the Stockholder Agreement, Salomon Inc currently intends to dispose of the shares of Common Stock received in connection with the Spin-Off, subject to then existing market conditions. Notwithstanding the foregoing, Salomon Inc or SBI at any time or from time to time may, subject to the provisions of the Stockholder Agreement, (i) acquire, or agree to acquire, or acquire put or call options relating to,


                       Page 5 of 13 Pages
additional shares of Common Stock, any other securities of the Issuer or the shares of Common Stock acquired in the Spin-Off (collectively, "Securities"), (ii) sell, or agree to sell, or sell put or call options relating to, some or all of the Securities owned by Salomon Inc or SBI , in each such case in the open market, in negotiated transactions or otherwise, (iii) make or receive proposals to enter into negotiations with respect to such transactions and/or (iv) surrender the Securities owned by Salomon Inc or SBI in connection with any merger, tender offer or other acquisition transaction involving the Issuer. Salomon Inc's or SBI's decisions in such regard will be based on their views of the value of the relevant Securities and the prevailing price of such Securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors. Other than as described above, Salomon Inc has no plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the SEC under the 1934 Act.

Item 5.    Interest in Securities of the Issuer.

           (a-b) Pursuant to the distribution of shares of Common Stock to the holders of shares of Old Valero Common Stock in connection with the Spin-Off, Salomon Inc became the direct beneficial owner of 3,429,796 shares of Common Stock, and Salomon Inc held 3,429,796 such shares as of the close of business on August 8, 1997. The Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997 indicates that 55,308,596 shares of Old Valero Common Stock were outstanding as of June 25, 1997. As described above, the Spin-Off of shares of Common Stock was effected on a share-for-share basis with the shares of Old Valero Common Stock. As a result, 3,429,796 shares of Common Stock represent approximately 6.2% of the outstanding shares of Common Stock.

           Except as described above, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of the persons listed in Annex A hereto beneficially owned any Common Stock at the close of business on August 8, 1997.

           (c) Except as described above, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of the persons listed in Annex A hereto made any purchases or sales of Common Stock from July 31, 1997, the date of the Spin-Off, through the close of business on August 8, 1997.

           (d-e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           Other than the provisions of the Stockholder Agreement described in Item 4, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of the persons listed in Annex A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer.


                       Page 6 of 13 Pages

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Stockholder Agreement, dated as of May 1, 1997, between the Issuer and Salomon Inc



                       Page 7 of 13 Pages

                              ANNEXES

A. Executive Officers and Directors of Salomon Inc




                       Page 8 of 13 Pages

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1997

                          SALOMON INC


                          By  /s/ Arnold S. Olshin
                            -------------------------------
                            Name:  Arnold S. Olshin
                            Title:  Secretary



                        Page 9 of 13 Pages

                                                        August 1997

                              ANNEX A
                 EXECUTIVE OFFICERS AND DIRECTORS
                          OF SALOMON INC


                                   Principal Occupation
Name and Title                     and Business Address


Jerome H. Bailey                   Chief Financial Officer
Chief Financial Officer            Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer and
                                     Managing Director
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Warren E. Buffett(1)               Chairman and Chief Executive
Director                             Officer
                                   Berkshire Hathaway Inc.
                                   1440 Kiewit Plaza
                                   Omaha, Nebraska  68131


Robert E. Denham(1)                Director, Chairman and Chief
Director, Chairman and Chief         Executive Officer
  Executive Officer                Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



                       Page 10 of 13 Pages

Dr. Claire M. Fagin                Leadership Professor
Director                           School of Nursing
                                   University of Pennsylvania
                                   Philadelphia, Pennsylvania 19104


Gedale B. Horowitz                 Senior Executive Director
Director and Executive             Salomon Brothers Holding
  Vice President                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Thomas W. Jasper                   Treasurer
Treasurer                          Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Treasurer and Managing Director
                                   Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


Deryck C. Maughan(2)               Chairman and Chief Executive
Director and Executive               Officer
Vice President                     Salomon Brothers Holding
                                     Company Inc
                                   Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

David O. Maxwell(1)                Retired
Director                           c/o Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



                       Page 11 of 13 Pages

Robert H. Mundheim                 Executive Vice President and
Executive Vice President and          General Counsel
 General Counsel                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048



Charles T. Munger                  Vice Chairman
Director                           Berkshire Hathaway Inc.
                                   355 So. Grand Avenue
                                   Los Angeles, California  90071


Shigeru Myojin(3)                  Vice Chairman
Director                           Salomon Brothers Inc
                                   Victoria Plaza
                                   111 Buckingham Palace Rd.
                                   London, SW1W OSB, England


Louis A. Simpson(1)                Director, President and
Director                           Chief Executive Officer,
                                   Capital Operations
                                   GEICO Corporation
                                   One Geico Plaza
                                   5260 Western Avenue
                                   Washington, D.C.  20076-0001


Wesley S. Williams, Jr.            Partner,
Director                           Covington & Burling, Esqs.
                                   1201 Pennsylvania Avenue, N.W.,
                                     Suite 1155A
                                   Washington, D.C. 20004


A. Thomas Young                     Retired
Director                            c/o Salomon Inc
                                    Seven World Trade Center
                                    New York, New York  10048


                       Page 12 of 13 Pages

                            Citizenship

Except as footnoted below, each of the individuals listed above is a citizen of the United States.


----------------------
(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan




                       Page 13 of 13 Pages